# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuvve Holding Corp., CIK 0001836875
CUSIP: 67079Y506
Title of class of securities: Common stock
Address of issuer's principal executive offices: 2488 HISTORIC DECATUR ROAD, SUITE 230, SAN DIEGO, California (CA), 92106
Date of event which requires filing of this statement: 07/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002149263

## Reporting persons
- Naumann Marco: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 51,741; shared voting power 0; sole dispositive power 51,741; shared dispositive power 0; aggregate amount beneficially owned 51,741 (9% of the class)
  Comment: The amounts in Row (5), (7) and (9) represent 51,741 Common Shares. The percentage set forth on Row (11) of the cover page for the reporting person is based on 577,064 Common Shares outstanding that was reported on a Schedule 13G filed by RainForest Partners, LLC on July 22, 2026 with the Securities and Exchange Commission.

## Item 1. Issuer
Name of issuer: Nuvve Holding Corp.
Address of issuer's principal executive offices: 2488 HISTORIC DECATUR ROAD, SUITE 230, SAN DIEGO, CALIFORNIA, 92106

## Item 2. Person Filing
Name of person filing: Marco Naumann
Address of principal business office or, if none, residence:
Lindenhof 2
Altendorf CH-8852 Switzerland
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 51,741 shares of common stock, par value $0.0001
Percent of class: 8.97%
Sole power to vote or to direct the vote: 51,741
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 51,741
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Naumann Marco: Marco Naumann, Marco Naumann (08/06/2026)